United States securities and exchange commission logo





                               June 5, 2020

       Neil A. Goldman
       Executive Vice President and Chief Financial Officer
       Chembio Diagnostics, Inc.
       555 Wireless Blvd.
       Hauppauge, NY 11788

                                                        Re: Chembio
Diagnostics, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 29, 2020
                                                            File No. 001-355569

       Dear Mr. Goldman:

                                                        We have conducted a
targeted review of your filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 2, 2020

       Comparison of Stockholder Rights Before and After the Reincorporation Forum Selection, page 37

   1. We note the disclosure on page 37 of the forum selection provision in your proposed
                                                        Delaware Articles of
Incorporation, and the associated provision in the Tenth paragraph of your Articles. The
forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for all "internal corporate claims," generally, unless the Court of Chancery
has no jurisdiction, in which case jurisdiction shifts to the U.S.
                                                        District Court for the
District of Delaware, and if it lacks jurisdiction, to the Superior
                                                        Court of the State of
Delaware. We note you expressly provide that federal district courts are the exclusive forum
for claims arising under the Securities Act. You do not, however, state which court or
courts have jurisdiction over Exchange Act claims. In that regard, we note that Section 27 of
the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder,
and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability crated by
 Neil A. Goldman
Chembio Diagnostics, Inc.
June 5, 2020
Page 2
         the Securities Act or the rules or regulations thereunder. If this provision applies to
         Exchange Act claims, revise to disclose there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the
         Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Finally, revise to clarify that the implications of this provision being located in your Articles of
         Incorporation, which requires the affirmative vote of the holders of two-thirds of your outstanding shares to amend, as opposed to the bylaws, which could be amended by the
         Board of Directors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.



FirstName LastNameNeil A. Goldman                               Sincerely,
Comapany NameChembio Diagnostics, Inc.
                                                                Division of
Corporation Finance
June 5, 2020 Page 2                                             Office of Life
Sciences
FirstName LastName